Exhibit 99.1
DEBT COVENANT COMPLIANCE
As of July 31, 2013
(Amounts in thousands)
(Unaudited)

Adjusted EBITDA:

(in 000s)	LTM (i)	Q2 FY13	Q3 FY13	Q4 FY13	Q1 FY14
Net Income	$1,971	$2,110	$2,611	$(1,905)	$(845)
Add Back:
Depreciation and Amortization	6,085	1,413	1,546	1,534	1,592
Income Tax Provision (Benefit)	3,531	1,352	1,551	749	(121)
Interest Charges	1,617	325	297	611	384
Non-Cash Charges (ii)	4,637	768	942	891	2,036
Adjusted EBITDA	$17,841	$5,968	$6,947	$1,880	$3,046
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$20,411
B. Adjusted EBITDA	$17,841
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	1.14
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio
A. Adjusted EBITDA
1. Consolidated Net Income	$1,971
2. Consolidated Interest Charges	$1,617
3. Provision for income taxes	$3,531
4. Depreciation expenses	$5,516
5. Amortization expenses	$569
6. Non-recurring non-cash reductions of Consolidated Net Loss	$4,637
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$17,841
B. Cash payments for taxes	$1,537
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except certain non-cash interest)	$1,579
E. Current portion of other long term debt (iv)	$31
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	8.9
Minimum required	1.75x to 1
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Notes:
(i) Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $9.6 million and subordinated debt
(iv) Represents current portion of other long-term debt as of July 31, 2013 and excludes subordinated debt